                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 6-K
                                   --------




                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                             ASAT Holdings Limited
                             ---------------------
            (Exact name of Registrant as specified in its Charter)


                                  14th Floor
                                138 Texaco Road
                          Tsuen Wan, New Territories
                                   Hong Kong
                   (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F    X     Form 40-F
                                      ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ___                 No X
                                                     -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

 This report on Form 6-K consists of a press release dated February 28, 2001.

                                [LOGO OF ASAT]


February 28, 2001
NASDAQ: ASTT

         ASAT Holdings Limited Reports Revenues and After-Tax Earnings
            For the Three and Twelve Months Ended January 31, 2001


HONG KONG -- ASAT Holdings Limited, a leading outsource supplier of advanced integrated circuit package designs, assembly and test services for the semiconductor industry, today announced revenues and after-tax earnings for the three and twelve month periods ended January 31, 2001.

January 2001 quarter net sales were $84.4 million, a one percent increase compared with net sales of $83.7 million for the same quarter in 2000. After-tax earnings were $10.7 million compared with $4.4 million for the same respective periods. The January 2000 quarter included a $12.3 million non-recurring charge pre-tax (equivalent to $10.4 million after tax) for the write off of obsolete equipment. Earnings per ADS for the January 2001 quarter were $0.08. Both sales and earnings for the quarter were consistent with the company's reduced guidance issued January 11. EBITDA for the January 2001 quarter was $22.9 million compared with $30.9 million for the same quarter 2000, exclusive of the non-recurring charge.

For the twelve months ended January 2001, the company delivered record sales, net earnings and EBITDA. Sales for the twelve months ended January 31, 2001 increased 29% to $375.3 million compared with $291.8 million for the comparable period ended January 31,2000. Net earnings for the twelve months ended January 2001 were $43.5 million ($.34 per ADS) compared with $ 37.4 million for the same period ended January 2000. Net earnings for the twelve months ended January 2001 included an extraordinary item of $ 13.1 million after tax representing premiums paid for the early retirement of 35 percent ($52 million) of the company's high yield senior securities. Excluding both the $ 13.1 million extraordinary item in 2001 and the $10.4 million non-recurring charge in 2000, comparable earnings were a record $56.6 million for the twelve months ended January 2001, a 19% increase over the $ 47.7 million earned for the same period ended 2000. EBITDA, exclusive of all extraordinary and non-recurring items increased to $113.7 million for the twelve months ended 2001 compared with $
104.6 earned in 2000.

Earnings per ADS for the January 2001 quarter are based upon the 135 million American Depository Shares (ADS) ASAT outstanding subsequent to ASAT's IPO on July 11, 2000. Earnings per ADS for the twelve month period ended January 2001 are computed based upon a weighted average of 126 million ADS outstanding.

On a sequential basis, sales for the January 2001 quarter decreased to $ 84.4 million compared with $104.1 million for the previous quarter ended October 31, 2000. Earnings before extraordinary items and net of income taxes were $ 10.7 million for the January 2001 quarter compared with $19.9 million for the October 2000 quarter. EBITDA for the January 2001 quarter was $22.9 million compared with $ 34.5 million for the October 2000 quarter.

Jerry Lee, chief executive officer stated, "With record annual results, but disappointing current quarter results, the company is obviously seeing the impact of a downturn in demand experienced in our end use markets, primarily the communications sector which accounts for approximately 80 per cent of our sales. After a robust November, representative of ASAT's historical performance, sales declined sharply starting mid December. Several of our customers reduced their orders with ASAT in response to production cuts by their customers."

"The slow down has been generally across the board. We have not lost any major customers. In fact, during this recent January 2001 quarter, ASAT received supplier of the year awards from three of its key customers, two of which are among our top six customers in terms of sales dollar volume. "

"In response to this downturn we will implement cost reduction and reduce capital expenditures", Lee said. "This is necessary as our utilization levels are approximately 55% to 60%, down from the 76% to 80% level experienced in the October 2000 quarter, and it seems that no firms, including the major OEM's in the communications sector, offer any visibility for an upturn. The U.S. economic outlook only further clouds the picture."

"Therefore, looking ahead, it is difficult to give meaningful guidance for ASAT's upcoming quarter or twelve month period. However, even at current low production levels, ASAT still generates a very positive EBITDA. Given our strong customer franchise and healthy balance sheet, it is an excellent time to position ASAT strategically for the future. We will continue our construction project in China, building an assembly site there and positioning ASAT to serve that market as well as produce key product ranges world wide. We exercised our option to acquire ASAT SA in Nancy, France, thus positioning ASAT to better serve our European as well as eastern US customers. Our newly developed technologies are making an important contribution. LPCC, the first product of our Kestrel family is already in volume production and selling in the market place. TAPP, our newest entrant, is being qualified by customers. Our Flip-chip and multi-chip modules are being positioned to serve the high end advanced package applications. Several designs and qualifications are currently in process. Design backlog, a leading indicator of future sales, has shown a strong upswing compared with prior quarters".

"ASAT has an excellent customer franchise and has historically performed near the top of the sector. Hence, we believe in the long term value of the company and accordingly, announced a $20 million share buyback program. Since the announcement in mid January, ASAT has spent approximately $ 1.5 million to buy shares".

Management will host a telephone conference call for investors at 5 p.m. New York time on Wednesday, February 28th. To participate in the call please dial 913-981-5510 at least 5 to 10 minutes prior to the scheduled start time. For those unable to participate, a replay of the call will be available from 8:00 p.m. New York time through midnight, Wednesday, March 6th. To access the replay, dial 719-457-0820 and enter the pass code 702876 followed by the # key. For those who would like to contact the company immediately upon conclusion of the conference call, contact 852 - 2439 - 8814.

ASAT Holdings Limited is a leader in advanced integrated circuit package designs and has provided outsourced assembly and test services for the semiconductor industry for over 10 years. The Company assembles a broad selection of advanced leaded and ball grid array packages utilizing advanced technology characterized by higher electrical and thermal performance. The Company also has multi-chip module and flip-chip assembly lines, and offers testing for complex broadband mixed-signal and system-on-a-chip devices used in communications. The Company has facilities and offices in Asia, Europe, and across the U.S., with its major manufacturing sites strategically located in Hong Kong.

This news release contains forward-looking statements intended to qualify under the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated demand for ASAT's products and services for Fiscal Years 2000 and 2001. These projections and statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of these factors is included in the Company's periodic reports filed with the Securities and Exchange Commission.

For further information, please contact:

---------------------------------------------------------------------------------------------------
Stan Baumgartner, SVP & CFO     Jim Healy, SVP Sales & Marketing        Duke Coffey
---------------------------------------------------------------------------------------------------
ASAT/Hong Kong                  ASAT/Fremont, California                G.A. Kraut Company/New York
---------------------------------------------------------------------------------------------------
852-2439-8788                   (510) 249-1222                          212-696-5600
---------------------------------------------------------------------------------------------------
Stan_Baumgartner@asathk.com     jim_healy@asat.com                      dcoffey@gakraut.com
---------------------------------------------------------------------------------------------------

                           [Financial Tables Follow]

                             ASAT HOLDINGS LIMITED
                          CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                        As at January 31, 2001 and 2000
                                   (USD'000)


                                                                                 Jan'2001        Jan'2000
           ASSETS
           Current assets:
                Cash and cash equivalents                                          96,939          11,752
                Accounts receivable -trade                                         29,165          40,442
                Inventories                                                        32,490          19,522
                Prepaid expenses and other current assets                          15,517           8,333
                                                                              -----------     -----------
                Total current assets                                              174,111          80,049

           Property, plant and equipment, net                                     252,886         148,977
           Option to acquire ASAT S.A., at cost                                         -          20,000
           Deferred charges, net                                                    4,909          10,898
           Noncompete covenants, net                                                    -             688
                                                                              -----------     -----------
                Total assets                                                      431,906         260,612
                                                                              ===========     ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY

           Current liabilities:
                Short term bank borrowings                                              -           2,000
                Current portion of other long term debt                               324           2,500
                Accounts payable                                                   20,836          17,719
                Accrued charges                                                    11,634          10,025
                Income taxes payable                                                    -          13,564
                Amount due to QPL Group                                             2,268           5,097
                Amount due to a related company                                       317             301
                                                                              -----------     -----------
                Total current liabilities                                          35,379          51,206
                                                                              ===========     ===========
           Deferred income taxes                                                   30,019          18,692
           12.5% Senior notes due 2006                                             97,420         149,002
           Other long-term debt                                                         -          37,500

           Shareholders' equity:
                Common stock                                                        6,760           5,760
                Treasury stock                                                         (4)              -
                Additional paid-in capital                                        232,819          12,457
                Retained earnings (deficit)                                        29,513         (14,005)
                                                                              -----------     -----------
                Total shareholders' equity                                        269,088           4,212
                                                                              -----------     -----------

           Total liabilities and shareholders' equity                             431,906         260,612

                             ASAT Holdings Limited
                     Consolidated Statements of Operations
                     (USD in thousands, except share data)
       Quarter and Twelve Months Period Ended January 31, 2001 and 2000


                                                                  Three Months Ended                      Twelve months ended
                                                    ---------------------------------------------     -----------------------------
                                                     January 31       October 31      January 31,     January 31,       January 31,
                                                        2001             2000            2000            2001              2000
                                                    (Unaudited)      (Unaudited)      (Unaudited)     (Unaudited)       (Unaudited)
                                                    -----------      -----------      -----------     -----------       -----------
Net Sales                                                84,386          104,130           83,688         375,280           291,824

Total cost of sales                                      59,413           67,502           53,175         250,842           183,314
                                                    -----------      -----------      -----------     -----------       -----------
Gross profit                                             24,973           36,628           30,513         124,438           108,510
                                                    -----------      -----------      -----------     -----------       -----------
Operating expenses:
  Selling, general and administrative                     9,282            8,812            4,803          34,035            24,053
  Research and development                                1,493            1,390            1,168           5,613             4,675
  Non recurring charges for obsolete equipment                -                -           12,340               -            12,340
                                                    -----------      -----------      -----------     -----------       -----------
Total operating expenses                                 10,775           10,202           18,311          39,648            41,068
                                                    -----------      -----------      -----------     -----------       -----------
Income from operations                                   14,198           26,426           12,202          84,790            67,442
Other income, net                                         1,757            2,049              322           5,759               608
Interest expense:
  - amortization of deferred charges                       (214)            (235)            (447)         (1,363)             (461)
  - third parties                                        (3,430)          (3,956)          (6,176)        (19,773)          (11,206)
  - QPL Group                                                 -                -                -               -            (2,404)
Recapitalization costs                                        -                -             (134)           (186)           (6,627)
                                                    -----------      -----------      -----------     -----------       -----------
Income before income taxes and extraordinary
  charge                                                 12,311           24,284            5,767          69,227            47,352
Provision for income taxes                               (1,598)          (4,375)          (1,332)        (12,583)           (9,969)
                                                    -----------      -----------      -----------     -----------       -----------
Income before extraordinary charge                       10,713           19,909            4,435          56,644            37,383
Extraordinary charge on early extinguishment of
  debt (net of income tax benefit of $885 for the             -          (10,561)               -         (13,126)                -
  three months ended Oct 31, 2000 and $1,108 for
  the twelve months ended Jan 31,2001)
                                                    -----------      -----------      -----------     -----------       -----------
Net income                                               10,713            9,348            4,435          43,518            37,383
                                                    ===========      ===========      ===========     ===========       ===========

                             ASAT Holdings Limited
                     Consolidated Statements of Operations
                     (USD in thousands, except share data)
       Quarter and Twelve Months Period Ended January 31, 2001 and 2000

                                                                   Three Months Ended                Twelve months ended
                                                        ---------------------------------------   -------------------------
                                                        January 31    October 31    January 31,   January 31,   January 31,
                                                           2001          2000          2000          2001          2000
                                                        (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                                        -----------   -----------   -----------   -----------   -----------
Net income per ADS:
  Basic:
        Income before extraordinary charge              $      0.08   $      0.15   $      0.04   $      0.45   $      0.32
        Extraordinary loss                                        -         (0.08)            -         (0.11)            -
                                                        -----------   -----------   -----------   -----------   -----------
        Net income                                      $      0.08   $      0.07   $      0.04   $      0.34   $      0.32
                                                        ===========   ===========   ===========   ===========   ===========
Basic weighted average number of ADS outstanding        135,197,478   135,200,000   115,200,000   126,237,617   115,200,000
                                                        ===========   ===========   ===========   ===========   ===========

Net income per ordinary share:

  Basic:
        Income before extraordinary charge              $      0.02   $      0.03   $      0.01   $      0.09   $      0.06
        Extraordinary loss                                        -         (0.02)            -         (0.02)            -
                                                        -----------   -----------   -----------   -----------   -----------
        Net income                                      $      0.02   $      0.01   $      0.01   $      0.07   $      0.06
                                                        ===========   ===========   ===========   ===========   ===========
Basic weighted average number of ordinary shares
  outstanding                                           675,987,391   676,000,000   576,000,000   631,188,087   576,000,000
                                                        ===========   ===========   ===========   ===========   ===========

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ASAT Holdings Limited



                                        By: /s/ J. Stanley Baumgartner, Jr.
                                            ---------------------------------
                                            Name:  J Stanley Baumgartner, Jr.
                                            Title: Chief Financial Officer

Date: March 8, 2001